Creative Medical Technology Holdings, Inc.

211 E. Osborn Road

Phoenix, Arizona 85012

May 4, 2022

Via Edgar

Mr. Daniel Crawford

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Creative Medical Technology Holdings, Inc. Request for Withdrawal of Registration Statement on Form S-1 Filed April 22, 2022 File No. 333-264455

Dear Ms. Crawford:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Creative Medical Technology Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering of its securities described in the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “SEC”), and no securities have been issued or sold thereunder. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington
Chief Executive Officer